June 3, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Forte Biosciences, Inc.

Registration Statement on Form S-3

Filed May 28, 2021

File No. 333-256611

Acceleration Request

Requested Date:         June 7, 2021

Requested Time:        4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forte Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-256611) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Tom Hornish at (858) 350-2392.

Sincerely,

FORTE BIOSCIENCES, INC.

/s/ Paul A. Wagner, Ph.D.
Paul A. Wagner, Ph.D.
Chief Executive Officer

cc:	Tony Riley, Forte Biosciences, Inc.

Dan Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Tom Hornish, Wilson Sonsini Goodrich & Rosati, P.C.